EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except ratios	Three Months ended August 31,		Year Ended May 31,
	2006	2005	2006	2005	2004	2003	2002
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$43,265	$(92,972)	$(8,814)	$62,255	$59,096	$40,650	$75,577
Fixed charges	8,630	10,749	38,929	30,044	31,240	21,058	26,771
Amortization of capitalized interest	275	275	1,100	1,100	1,100	1,100	1,100
Less: Interest capitalized	(1,760)	—	(1,526)	—	—	—	—

Adjusted earnings	$50,410	$(81,948)	$29,689	$93,399	$91,436	$62,808	$103,448

Fixed charges
Interest expense	$5,195	$8,835	$29,703	$21,824	$21,012	$11,025	$15,433
Interest capitalized	1,760	—	1,526	—	—	—	—
Net amortization of debt discount, premium and issuance expense	347	429	1,452	1,709	3,090	3,802	4,346
Interest portion of rent expense	1,328	1,485	6,248	6,511	7,138	6,231	6,992

Total fixed charges	$8,630	$10,749	$38,929	$30,044	$31,240	$21,058	$26,771

Ratio of earnings to fixed charges	5.84	(7.62)	.76	3.11	2.93	2.98	3.86

Deficiency of earnings to cover fixed charges	$—	$92,697	$9,240	$—	$—	$—	$—